UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

International Bancshares Corporation

(Name of Issuer)

Common Stock, Par Value $1.00

(Title of Class of Securities)

459044 103

(CUSIP Number)

Cary Plotkin Kavy, Esq.

Cox Smith Matthews Incorporated

112 E. Pecan Street, Suite 1800

San Antonio, Texas  78205

(210) 554-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 26, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 459044 103

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Antonio R. Sanchez, Jr.

2	Check the Appropriate Box if the Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,110,235

	8	Shared Voting Power 3,324,764

	9	Sole Dispositive Power 6,110,235

	10	Shared Dispositive Power 3,324,764

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,434,999

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.04%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 10 to Schedule 13D (the “Amended Statement”) relating to common stock, par value $1.00 per share, of International Bancshares Corporation is filed as an amendment to the original Schedule 13D, as amended, of Antonio R. Sanchez, Jr. (the “Statement”) and should be read in conjunction therewith.  The Statement is amended only to the extent provided herein.

ITEM 1.                   Security and Issuer

This Amended Statement relates to the Common Stock, par value $1.00 per share (“Common Stock”), of International Bancshares Corporation, a Texas corporation (the “Issuer”).  The Common Stock is registered under Section 12(g) of the Securities Exchange Act of 1934.

The principal executive offices of the Issuer are located at 1200 San Bernardo, Laredo, Texas 78040.

ITEM 2.                   Identity and Background

(a)     This amended statement is being filed by Antonio R. Sanchez, Jr. (“Mr. Sanchez”).

(b)     Mr. Sanchez’s business address is P.O. Box 2986, Laredo, Texas 78044-2986.

(c)     Mr. Sanchez is employed by Sanchez Oil and Gas Corporation, whose address is P.O. Box 2986, Laredo, Texas 78044-2986.

(d)     During the last five years, Mr. Sanchez has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, Mr. Sanchez was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Sanchez is a citizen of the United States of America.

ITEM 3.                   Source and Amount of Funds or Other Consideration

No material changes.

ITEM 4.                   Purpose of Transaction

On March 4, 2011, a total of 225,000 shares were distributed pro-rata from Santig, Ltd. to its limited partners. Of these shares, 84,850 shares were distributed to four trusts for which Mr. Sanchez was the sole trustee (the “1988 Trusts”), 77,511 shares were distributed to Mr. Sanchez directly and 62,639 shares were distributed to other limited partners.  A corporation wholly-owned by Mr. Sanchez, and of which he is President and Chairman of the Board, is the general partner of Santig, Ltd.

On March 4, 2011, immediately following the pro-rata distribution described above, in a private transaction, Mr. Sanchez transferred the 77,511 shares, and the 1988 Trusts transferred the 84,850 shares, each as described above, to a charitable lead annuity trust for which Mr. Sanchez is the sole trustee and to the Sanchez Family Foundation, in satisfaction of certain debt owed to the charitable lead annuity trust and the Sanchez Family Foundation by Mr. Sanchez and the 1988 Trusts. In the transfer, the charitable lead annuity trust received 121,771 shares and the Sanchez Family Foundation received 40,590 shares.

On March 7, 2011, Santig, Ltd. sold 130,000 shares of Common Stock in open market transactions executed in multiple trades at prices ranging from $18.16 to $18.42 per share, with a weighted average price of $18.39 per share.  On March 8, 2011, Santig, Ltd. sold 70,000 shares of Common Stock in open market transactions executed in multiple trades at prices ranging from $18.04 to $18.70 per share, with a weighted average price of $18.36 per share.

On September 12, 2011, Mr. Sanchez sold 50,000 shares of Common Stock in an open market transaction at a price of $13.674 per share.  On September 14, 2011, Mr. Sanchez sold 50,000 shares of Common Stock in an open market transaction at a price of $14.4366 per share.

On December 28, 2011, a charitable lead annuity trust of which Mr. Sanchez is the trustee made a distribution of 343,708 shares to the Sanchez Family Foundation.

In January, 2012, an additional trustee was appointed for each of the 1988 Trusts.  Mr. Sanchez is now the co-trustee of each of the 1988 Trusts.

On February 14, 2012, Santig, Ltd. made a distribution of 455,073 shares of Common Stock to a limited partner of the partnership upon the withdrawal of the limited partner from the partnership.

On March 15, 2012, Mr. Sanchez sold 100,000 shares of Common Stock in open market transactions executed in multiple trades at prices ranging from $19.98 to $20.35 per share, with a weighted average price of $20.20 per share.  On November 16, 2012, Mr. Sanchez sold 125,000 shares of Common Stock in open market transactions executed in multiple trades at prices ranging from $17.00 to $17.30 per share, with a weighted average price of $17.0482 per share.

On November 26, 2012, Santig, Ltd. distributed 56,672 shares to its limited partners. Of these shares, 28,597 shares were distributed to the 1988 Trusts and 28,075 shares were distributed to Mr. Sanchez directly.

On November 26, 2012, immediately following the pro-rata distribution described above, in a private transaction, Mr. Sanchez transferred 118,366 shares (including the 28,075 shares received as described above), and the 1988 Trusts transferred the 28,597 shares described above, to a to a charitable lead annuity trust for which Mr. Sanchez is the sole trustee and to the Sanchez Family Foundation, in satisfaction of certain debt owed to the charitable lead annuity trust and the Sanchez Family Foundation by Mr. Sanchez and the 1988 Trusts. In the transfer, the charitable lead annuity trust received 110,222 shares and the Sanchez Family Foundation received 36,741 shares.

A description of Mr. Sanchez’s resulting beneficial ownership, after giving effect to the foregoing, is set forth in Item 5 below.  The shares beneficially owned by Mr. Sanchez are held for investment purposes.

ITEM 5.                   Interest in Securities of the Issuer

(a)     Mr. Sanchez beneficially owns an aggregate of 9,434,999 shares of Common Stock, which shares represent 14.04% of the outstanding Common Stock of the Issuer.  The current interest of Mr. Sanchez in the Common Stock of the Issuer is as follows:

Holder	Number of Shares	Percentage	Type of Beneficial Ownership
A.R. Sanchez, Jr.	2,274,269	3.38%	Direct
1988 Trust No. 1	616,236	0.92	Co-Trustee
1988 Trust No. 2	616,236	0.92	Co-Trustee
1988 Trust No. 3	616,237	0.92	Co-Trustee
1988 Trust No. 4	616,235	0.92	Co-Trustee
Santig, Ltd.	1,067,439	1.59	Through general partner
Sanchez Family Foundation	859,820	1.28	Director
Alicia M. Sanchez Charitable Lead Annuity Trust	2,737,120	4.07	Trustee
A.R. Sanchez, Jr. Non-Exempt Trust	31,407	0.05	Trustee

Total	9,434,999	14.04%

(b)     Mr. Sanchez has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares held directly by him.  Mr. Sanchez has sole power to vote the shares of Common Stock held by Santig, Ltd.  Mr. Sanchez has shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by the Sanchez Family Foundation and each of the trusts for which he is co-trustee, and he has sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by each of the trusts for which he is the sole trustee.

(c)     During the past sixty days, Mr. Sanchez has not effected any transactions in the Common Stock except the transactions described in Item 4 above.

(d)     Except as described above with respect to shares held by any trust, partnership or foundation, with respect to which various other parties have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by such entity, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by Mr. Sanchez.

(e)     Not applicable.

The filing of this Statement shall not be construed as an admission that Mr. Sanchez is the beneficial owner of any securities covered by this Statement.

ITEM 6.                   Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

No material changes.

ITEM 7.                   Material to be filed as Exhibits

None.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

SIGNATURE

After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 5, 2012

/s/ Antonio R. Sanchez, Jr.
ANTONIO R. SANCHEZ, JR.

Attention:  Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001)